EXHIBIT 99.23

March 30, 2026

VIA EDGAR

First Mining Gold Corp. (the “Company”)

Re:	Technical Information in Annual Report on Form 40-F and Annual Information Form

This letter is provided in connection with the Company’s Form 40-F annual report for the year ended December 31, 2025 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2025.

I, James Maxwell, P.Geo., Vice President, Exploration & Project Operations of the Company, hereby consent to being named as a qualified person in the Annual Report and authorize the use of the information included or incorporated by reference into the Annual Report and represented therein as having been prepared by me or under my supervision.

I also consent to being named as a qualified person in the Registration Statement on Form F-10 (File No. 333-292992) of the Company (the “Registration Statement”) and authorize the use of the information included or incorporated by reference into the Registration Statement and represented therein as having been prepared by me or under my supervision.

Yours truly,

/s/ James Maxwell
James Maxwell, P.Geo.
Vice President, Exploration & Project Operations